

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

Re: **Hartman Short Term Income Properties XX, Inc.**
Amendment No. 2 to Form S-11
Filed May 30, 2013
File No. 333-185336

Hartman Short Term Income Properties XX, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012
Filed May 30, 2013
File No. 000-53912

Dear Mr. Fox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-11

General

1.   We note your response to comment 3. For your material acquisitions, please tell us if the initial capitalization rates for your acquisitions are lower than your distribution rate and tell us the assumptions underlying the calculation of such rates.

Compensation to our Advisor and Its Affiliates, page 17

2.   We note your response to comment 6. Please revise to provide this disclosure in a separate table instead of imbedding it in your general compensation table. This should facilitate your ability to provide updates to this disclosure in your supplements, as applicable, going forward.

Estimated Use of Proceeds, page 59

3.   We note your response to comment 8 in which you have revised your disclosure in this section to add footnote 5 to the Table. We note that there is no corresponding reference to footnote 5 in the Table. Please revise your Table to clearly indicate that you include the proceeds from your distribution reinvestment plan in the amount available for investment and that such proceeds are also allocated to fund your redemption program.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012

Item 9.A. Controls and Procedures, page 25

4.   We note the updated disclosure in your amended Form 10-K. Please amend to indicate that, while you initially concluded that your disclosure controls and procedures were effective as of December 31, 2012, you subsequently determined that your disclosure controls and procedures were not effective as of December 31, 2012. In addition, in light of your disclosure controls and procedures not being effective as of December 31, 2012, please tell us how you determined that your internal control over financial reporting continued to be effective as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Louis T. Fox, III
Hartman Short Term Income Properties XX, Inc.
June 6, 2013
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel